Room 4561

May 29, 2007

Mr. Paul J. Curlander
Chairman and Chief Executive Officer
Lexmark International, Inc.
One Lexmark Center Drive
740 West New Circle Road
Lexington, Kentucky 40550

> **RE:** **Lexmark International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2007**
> **File No. 1-14050**

Dear Mr. Curlander:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 2. Significant Accounting Policies

Revenue Recognition, page 57

1. You state that when significant obligations remain after products are delivered, revenue is recognized only after such obligations are fulfilled. Describe the nature and timing of these significant obligations and indicate why they would preclude revenue recognition on the entire arrangement. Tell us whether these obligations relate to the providing of services or whether they are due to acceptance provisions or other contingencies.

Note 9. Accrued Liabilities, page 72

2. Tell us how you considered the guidance in Rules 5-02.08 and 5-02.24 of Regulation S-X to state separately in the balance sheet or in a note to the audited financial statements, other current assets and other noncurrent liability amounts in excess of 5% of total current assets and liabilities respectively.

Form 8-K dated April 24, 2007 and Form 10-Q for the Quarter Ended March 31, 2007

3. We note your use of the certain non-GAAP measures to assess the Company's performance in your Form 8-K dated April 24, 2007 and your March 31, 2007 Form 10-Q. Tell us how you considered Item 10(e)(1)(i) and (ii) of Regulation S-K and Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures to include the following disclosures:

    • the manner in which management uses the non-GAAP measure to conduct or evaluate its business;
    • the economic substance behind management's decision to use such a measure;
    • the material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
    • the manner in which management compensates for these limitations when using the non-GAAP financial measure; and
    • the substantive reasons why management believes the non-GAAP financial measure provides useful information to investors.

    In addition, as it relates to the non-GAAP measures included in your March 31, 2007 Form 10-Q, tell us how you considered Regulation G which requires, in part, a reconciliation of each non-GAAP financial measure to the most directly comparable financial measure calculated and presented in accordance with GAAP.

Form 10-Q for the Quarter Ended March 31, 2007

Item 7. Management's Discussion and Analysis, page 25

4. Management's discussion and analysis should focus on key indicators of financial condition and operating performance and include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have a material effect upon your business.   It appears that your "installed base" is a main driver or key indicator of your business as indicated on pages 9, 33 and 56 of your Form 10-K. We further note that from an April 27, 2007 earnings call news report Chief Financial Officer John Gamble Jr. stated "You've got to remember we're in an installed base business, (w)e make investments today to drive the long-term benefit of the company."

5. The Commission's MD&A Release, 33-8350 called for "companies to identify and discuss key performance indicators, including non-financial performance indicators, that their management uses to manage the business and that would be material to investors." Tell us how your current discussion addresses these MD&A disclosure requirements for your identified installed base key performance indicator and how price/volume relationships affect any trends in your installed base that have materially impacted or are reasonably likely to impact your results of operations. Your MD&A should allow investors to see your Company through the eyes of management by discussing the metrics managements uses to evaluate operations. See Item 303 of Regulation S-K and Section III.B of SEC Release 33-8350 for further guidance.

*****

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, or me at (202) 551-3730 if you have questions regarding the above comments.

Sincerely,

Craig Wilson
Senior Assistant Chief Accountant